                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)(1)

                                  HemaSure Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   423504 10 9
                                ----------------
                                 (CUSIP Number)

                              Timothy J. Barberich
                             Chief Executive Officer
                                  Sepracor Inc.
                                 111 Locke Drive
                        Marlborough, Massachusetts 01752
                                 (508) 481-6700
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 15, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 423504 109                                        Page 2 of 9 Pages

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Sepracor Inc.                       22-2536587
------- -----------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        N/A

------- -----------------------------------------------------------------------
3       SEC USE ONLY
------- -----------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
------- -----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
        N/A
------- -----------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
-------------------------------------------------------------------------------
       NUMBER OF SHARES        7      SOLE VOTING POWER
     BENEFICIALLY OWNED BY
     EACH REPORTING PERSON
            WITH                      6,700,001 shares**
-------------------------------------------------------------------------------
                               8      SHARED VOTING POWER

                                      0 shares
-------------------------------------------------------------------------------

                               9      SOLE DISPOSITIVE POWER

                                      6,700,001 shares**
-------------------------------------------------------------------------------

                               10     SHARED DISPOSITIVE POWER

                                      0 shares
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,700,001 shares**
------- -----------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        N/A
------- -----------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        30.4%
------- -----------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*

        CO
------- -----------------------------------------------------------------------

                      *See Instructions Before Filling Out
------- -----------------------------------------------------------------------


**Assuming exercise of warrants to purchase 2,366,667 shares of common stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sepracor Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP NO. 423504 109                                        Page 3 of 9 Pages


ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Issuer Common Stock") of HemaSure Inc., a Delaware corporation ("HemaSure" or "Issuer"). The principal executive offices of HemaSure are located at 140 Locke Drive, Marlborough, Massachusetts 01752.

ITEM 2.  IDENTITY AND BACKGROUND.

         The name of the corporation filing this statement is Sepracor Inc., a Delaware corporation ("Sepracor"). Sepracor's principal business is the development and commercialization of potentially improved versions of widely-prescribed drugs. The address of the principal executive offices of Sepracor is 111 Locke Drive, Marlborough, Massachusetts 01752. Set forth on SCHEDULE A is the name, residence or business address, citizenship and present principal occupation or employment of each of Sepracor's directors and executive officers (the "Schedule A Persons"). Also set forth on SCHEDULE A is the name, principal business and address of any corporation or other organization in which employment of the Schedule A Persons is conducted as of the date hereof. All Schedule A Persons are U.S. citizens, except as otherwise indicated on SCHEDULE A.

         Neither Sepracor nor, to Sepracor's best knowledge, any Schedule A Person is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) 1998 WARRANT AGREEMENT. Under the terms of a Warrant Agreement, dated September 15, 1998 (the "1998 Warrant Agreement"), between Sepracor and the Issuer, in consideration for Sepracor's guarantee of Issuer's unpaid balances under a revolving credit agreement, the Issuer granted Sepracor warrants (the "1998 Warrants") to purchase 1,700,000 shares of Issuer Common Stock (the "1998 Warrant Shares") at an exercise price of $0.69 per share. Sepracor has not exercised the 1998 Warrants and, accordingly, has not used any funds.

         (b) SECURITIES PURCHASE AGREEMENT. Under the terms of a Securities Purchase Agreement, dated as of March 23, 1999 (the "Securities Purchase Agreement"), between Sepracor and the Issuer, Sepracor purchased (i) 1,333,334 shares of Issuer Common Stock (the "Shares"), and (ii) a warrant (the "1999 Warrant") under the Warrant Agreement dated as of March 23, 1999 (the "1999 Warrant Agreement"), between Sepracor and the Issuer to purchase 666,667 shares of Issuer Common Stock (the "1999 Warrant Shares") at an exercise price of $1.50 per share. The purchase price for the Shares and the 1999 Warrant was $2,000,000, and Sepracor used its working capital to finance the purchase.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) The purpose of Issuer's issuance of the 1998 Warrants was consideration for Sepracor's guarantee of some of the Issuer's debt. The foregoing summary of terms of the 1998 Warrant Agreement is qualified in its entirety by reference to the full text of each of the 1998 Warrant Agreement and the 1998 Warrants, which are included as Exhibits 7(e) and 7(f), respectively, to this Schedule 13D and are incorporated herein by reference

CUSIP NO. 423504 109                                        Page 4 of 9 Pages


         (b) The purpose of Sepracor's purchase under the Securities Purchase Agreement was for Sepracor to provide Issuer with capital and to make an additional investment in Issuer. The foregoing summary of the terms of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, the 1999 Warrant Agreement and the 1999 Warrant, which are included as Exhibits 7(a), 7(b) and 7(c), respectively, to this
             Schedule 13D and are incorporated herein by reference.

         Sepracor currently holds its interest in the Issuer for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) After giving effect to the Purchase and the Guarantee, Sepracor may be deemed to beneficially own an aggregate of 6,700,001 shares of Issuer Common Stock. Based on the 19,706,003 shares of Issuer Common Stock that were issued and outstanding on November 11, 2000 (as indicated in the Issuer's Form 10-Q for the quarter ended September 30, 2000), the 6,874,501 shares beneficially owned by Sepracor and the Schedule A Persons, calculated in accordance with Rule 13d-3 of the Exchange Act, represent 31.2% of the issued and outstanding shares of Issuer Common Stock. Of the 6,700,001 shares beneficially owned by Sepracor, an aggregate of 666,667 of those shares are represented by the Warrant, which is immediately exercisable, and 1,700,000 of those shares are represented by the September Warrants, which are immediately exercisable.

         (b) Sepracor has the sole power to vote, or to direct the vote of 6,700,001 shares and the sole power to dispose of, or to direct the disposition of 6,700,001 shares. The Schedule A Persons each have sole power to vote, or to direct the voting of, and sole power to dispose of, or to direct the disposition of, all the shares each is deemed to beneficially own, as set forth on SCHEDULE A, except as otherwise indicated on SCHEDULE A.


       (c)-(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described below and in Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other person with respect to any securities of the Issuer.

         Sepracor has entered into a Registration Rights Agreement, dated March 23, 1999 (the "1999 Registration Rights Agreement"), with the Issuer, pursuant to which Sepracor has been given certain rights to cause the Issuer to register under the Securities Act of 1933, as amended, the offer and sale of the Shares and 1999 Warrant Shares acquired by Sepracor from the Issuer.

         The foregoing summary of the terms of the 1999 Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is included as
         Exhibit 7(d) to this Schedule 13D and is incorporated herein by reference.

CUSIP NO. 423504 109                                        Page 5 of 9 Pages


         Sepracor has entered into a Registration Rights Agreement, dated as of September 15, 1998 (the "1998 Registration Rights Agreement"), with the Issuer, pursuant to which Sepracor has been given certain rights to cause the Issuer to register under the Securities Act of 1933, as amended, the offer and sale of the 1998 Warrant Shares.

         The foregoing summary of the terms of the 1998 Registration Rights Agreement is qualified in its entirety by reference to the full text of the 1998 Registration Rights Agreement, which is included as
         Exhibit 7(g) to this Schedule 13D and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         *a. Securities Purchase Agreement, dated as of March 23, 1999, between the Issuer and Sepracor

         *b. Warrant Agreement, dated as of March 23, 1999, between the Issuer and Sepracor

         *c. Warrant, dated March 23, 1999, made by the Issuer in favor of Sepracor

         *d. Registration Rights Agreement, dated March 23, 1999, between the Issuer and Sepracor

         **e. Warrant Agreement, dated as of September 15, 1998, between the
              Issuer and Sepracor

         **f. Warrant, dated September 15, 1998, made by the Issuer in favor of Sepracor

         **g. Registration Rights Agreement, dated as of September 15, 1998, between the Issuer and Sepracor

         *Incorporated herein by reference to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1998.

         **Incorporated herein by reference to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

CUSIP NO. 423504 109                                        Page 6 of 9 Pages


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

       DATED:   February 13, 2001

                                      SEPRACOR INC.


                                      By:  /s/ Robert F. Scumaci
                                         -------------------------------------
                                                Robert F. Scumaci

                                      Title: Senior Vice President, Finance and
                                             Administration, and Treasurer

CUSIP NO. 423504 109                                        Page 7 of 9 Pages


                                   Schedule A



---------------------------------------------------- -------------------------------------- ----------------------------------------
                                                                                               SHARES OF ISSUER
                      NAME                                    BUSINESS ADDRESS                BENEFICIALLY OWNED
                      ----                                    ----------------                ------------------
---------------------------------------------------- -------------------------------------- ----------------------------------------
EXECUTIVE OFFICERS OF SEPRACOR
---------------------------------------------------- -------------------------------------- ----------------------------------------
Timothy J. Barberich                                 111 Locke Drive                                       164,000
Chairman of the Board and Chief Executive Officer    Marlborough, MA 01752

---------------------------------------------------- -------------------------------------- ----------------------------------------
William J. O'Shea                                    111 Locke Drive                                           0
President and Chief Operating Officer                Marlborough, MA 01752

---------------------------------------------------- -------------------------------------- ----------------------------------------
David Southwell                                      111 Locke Drive                                           0
Executive Vice President, Chief Financial Officer    Marlborough, MA 01752
and Secretary

---------------------------------------------------- -------------------------------------- ----------------------------------------
Paul D. Rubin, M.D.                                  111 Locke Drive                                           0
Executive Vice President, Drug Development & ICE     Marlborough, MA 01752
Research

---------------------------------------------------- -------------------------------------- ----------------------------------------
James R. Hauske, Ph.D                                111 Locke Drive                                           0
Senior Vice President, Discovery                     Marlborough, MA 01752

---------------------------------------------------- -------------------------------------- ----------------------------------------
Douglas E. Reedich, Ph.D, J.D.                       111 Locke Drive                                           0
Senior Vice President, Legal Affairs and Chief       Marlborough, MA 01752
Patent Counsel

---------------------------------------------------- -------------------------------------- ----------------------------------------
Robert F. Scumaci                                    111 Locke Drive                                           0
Senior Vice President, Finance & Administration      Marlborough, MA 01752
and Treasurer

---------------------------------------------------- -------------------------------------- ----------------------------------------
---------------------------------------------------- -------------------------------------- ----------------------------------------
DIRECTORS OF SEPRACOR
(PRESENT PRINCIPAL OCCUPATION)
---------------------------------------------------- -------------------------------------- ----------------------------------------
James G. Andress                                     Warner Chilcott, PLC                                      0
(Chief Executive Officer, Warner Chilcott, PLC)      100 Enterprise Drive, Suite 280
                                                     Rockaway, NJ  07866
---------------------------------------------------- -------------------------------------- ----------------------------------------
Timothy J. Barberich                                 111 Locke Drive                                       See above
Chairman of the Board and Chief Executive Officer    Marlborough, MA 01752

---------------------------------------------------- -------------------------------------- ----------------------------------------

CUSIP NO. 423504 109                                        Page 8 of 9 Pages




---------------------------------------------------- -------------------------------------- ----------------------------------------
Digby W. Barrios                                     44 St. John's Road                                      5,000
                                                     Ridgefield, CT 06877
---------------------------------------------------- -------------------------------------- ----------------------------------------

Robert J. Cresci                                     Pecks Management Partners                                 0
(Managing Director, Pecks Management Partners)       One Rockefeller Plaza
                                                     Suite 320
                                                     New York, NY 10020
---------------------------------------------------- -------------------------------------- ----------------------------------------
Keith Mansford                                       Mansford Associates                                       0
(Principal, Mansford Associates)                     Nine Cavendish Road
Citizenship:  United Kingdom                         Redhill, Surrey RH 1 4AL
                                                     England
---------------------------------------------------- -------------------------------------- ----------------------------------------
---------------------------------------------------- -------------------------------------- ----------------------------------------
James F. Mrazek                                      Four Corners Venture Fund                               5,500
(President and Managing Partner, Four Corners        6336 N. Oracle Road
Venture Fund)                                        Suite 326-328
                                                     Tucson, AZ 85704
---------------------------------------------------- -------------------------------------- ----------------------------------------
---------------------------------------------------- -------------------------------------- ----------------------------------------
Alan A. Steigrod                                     Newport HealthCare Ventures                               0
(Managing Director, Newport HealthCare Ventures)     601 Lido Park Drive, #7A
                                                     Newport Beach, CA 92663
---------------------------------------------------- -------------------------------------- ----------------------------------------
